American Rebel Holdings, Inc.

5115 Maryland Way, Suite 303

Brentwood, Tennessee 37027

September 25, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue

Re:	American Rebel Holdings, Inc.
Registration Statement on Form S-1
Submitted September 9, 2025
File No. 333-290119

Ladies and Gentlemen:

By letter dated September 22, 2025, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided American Rebel Holdings, Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed on September 9, 2025. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 filed September 9, 2025

General

1.	We note that on behalf of your selling stockholders, you are registering the resale of up to 1,878,336 shares of “Common Stock underlying Series D Convertible Preferred Stock previously issued or issuable upon conversion of outstanding OID Notes.” Please clarify if this means you are registering the resale of shares issuable upon exercise of Series D Convertible Preferred Stock that is not yet outstanding and will not be outstanding until the selling stockholder converts outstanding OID Notes. If this is so, it does not appear appropriate at this time to register to the resale of associated common stock. Please revise your registration statement accordingly, or provide us with an analysis addressing why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure Interpretation 139.11.

Response: On behalf of the Company, we hereby respectfully advise the Staff that the Company believes it is appropriate to register the resale of the shares of common stock issuable upon the conversion of the Series D Convertible Preferred Stock (the “D Preferred Stock”) issuable upon conversion of the OID Notes for the reasons set forth below.

Background

Accredited Investor OID Notes - As described in the Company’s Current Report on Form 8-K, filed on May 29, 2025, the Company entered into five OID Notes on May 27, 2025 (the “May Notes”) pursuant to which it sold to five accredited investors two-year notes in a gross principal amount of $450,000, which are convertible, upon mutual consent at any time after the 180th day of the issuance date of the note into an aggregate of 300,002 shares of the Company’s D Preferred Stock at a fixed conversion price of $7.50 per share (each share of D Preferred Stock is convertible into five shares of common stock), subject to a 4.99% beneficial ownership limitation. The May Notes were sold in transactions exempt from registration under Section 4(a)(2) of the Securities Act.

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Horberg OID Note - As described in the Company’s Quarterly Report on Form 10-Q, filed on August 12, 2025, the Company entered into an OID Note on July 31, 2025 (the “Horberg Note”) pursuant to which it sold to Horberg Enterprises LP a $500,000 two-year note, which is convertible, upon mutual consent at any time after the 180th day of the issuance date of the note into an aggregate of 66,667 shares of the Company’s D Preferred Stock at a fixed conversion price of $7.50 per share (each share of D Preferred Stock is convertible into five shares of common stock). Alternatively, the Horberg Note is convertible into shares of the Company’s common stock upon a minor default, event of default or mutual settlement at a conversion price equal to 75% of the market price of the Company’s common stock, subject to a 4.99% beneficial ownership limitation. The Company reserved up to 1,000,000 shares of common stock for conversion of the note. The Horberg Note was sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

The terms of the D Preferred Stock contain customary “blocker” language that prohibits a holder from converting its shares of D Preferred Stock if as a result the holder would become the beneficial owner of more than 4.99% of the Company’s common stock (the “Beneficial Ownership Limitation”). As the Staff is aware, such blocker provisions are commonplace and effectively prevent a holder from being required to file reports under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), at the 5.00% beneficial ownership level and from becoming subject to reporting and potential short-swing profits liability under Section 16 of the Exchange Act at the 10.00% beneficial ownership level. The legality and effectiveness of such blocker provisions are well established.

The Horberg Note and the May Notes each contained a provision granting the holders “piggy-back” registration rights on the shares of common stock underlying the D Preferred Stock issuable pursuant to the terms of the notes.

The purchasers of the Horberg Note and May Notes fully funded the notes (minus the original issue discount and guaranteed interest) on the date of such notes. In addition, the $7.50 conversion price for the D Preferred Stock was fixed and does not adjust based on the Company’s common stock trading price at the time of conversion or any other fluctuating ratio. Accordingly, at all times subsequent to the respective closings and funding of the notes, the purchasers were at market risk with respect to the D Preferred Stock underlying conversion of the notes and the common stock underlying the conversion of the D Preferred Stock.

Analysis

In its Comment, the Staff refers to Securities Act Compliance and Disclosure Interpretation 139.11 (the “C&DI”). The C&DI provides as follows:

“Question 139.11

Question: A company privately placed convertible securities in reliance on the exemption provided by Section 4(2), but has not yet issued some or all of the convertible securities. The company agreed to file a registration statement within two months after the private placement closing to register the resale of the common stock issuable on conversion of the convertible securities. The securities were convertible into common stock using a conversion ratio based on the company’s common stock trading price at the time of conversion. Can the company use Form S-3 to register the resale of the common stock prior to conversion?

Answer: Unless the transaction involving the issuance of the convertible security meets the conditions under which a company may file a registration statement for resale of privately placed securities before their actual issuance (commonly known as a “PIPE,” or private-investment, public-equity transaction, as discussed below), the registration for resale of the common stock underlying the unissued convertible security would not be viewed as a valid secondary offering. Instead, the transaction would be treated as an indirect offering by the issuer, and thus a primary offering, with the investor being identified in the registration statement as an “underwriter.” In such circumstances, the registration statement may not use the phrase “may be an underwriter.” Instead, the disclosure in the registration statement must state that the investor “is an underwriter.” As a result, the company may register on Form S-3 the resale of the underlying common stock, or the convertible security itself, only if the company is eligible to use that Form for a primary offering. In addition, if the company continues to sell privately additional convertible securities after it has filed the registration statement for the securities underlying the previously sold convertible securities, the continuation of the same offering may call into question the Section 4(2) exemption generally claimed for the entire convertible securities offering.

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In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]” (emphasis added).

We have reviewed CD&I 139.11 and respectfully disagree with the premise that C&DI 139.11 applies to the Company’s Registration Statement and the OID Notes. CD&I 139.11 specifically addresses situations in which the Company’s private placement of securities (or in the case of convertible securities, of the convertible security itself) is not closed at the time the resale registration statement is filed and is contingent upon such registration statement being deemed effective by the SEC. In such situations, as the SEC explains in CD&I 139.11, the purported private placement would be deemed to be an indirect public offering by the Company and the selling stockholder an “underwriter.” CD&I 139.11 goes on to explain in detail when a private placement will not be considered to be an indirect public offering by the Company; but, rather, a private-investment, public-equity transaction (commonly known as a PIPE transaction) under Section 152 of the Securities Act of 1933, as amended, which would permit the Company to file a registration statement before the private placement is closed and contingent upon the registration statement declared effective. In contrast, in the situation at hand, the Company sold and issued the May Notes and Horberg Note (collectively, the “Notes”) on May 27, 2025, and July 31, 2025, way before the registration statement was filed on September 9, 2025, and the closings and funding of the Notes were not contingent upon the Company’s filing the Registration Statement or being declared effective. Therefore, it is our position that CD&I 139.11 does not apply to the Company’s registration of the shares of common stock issuable upon the conversion of the D Preferred Stock that is issuable upon conversion of the Notes.

C&DI 139.11 provides that a company is permitted to consider a private placement that has not closed before the registration statement is filed or deemed effective as a PIPE transaction (and not an indirect public offering), if the investor is market risk at the time of filing the registration statement and is irrevocably bound to purchase a set number of securities for a set price that is not based on market price or a fluctuating ratio, either at the time of effectiveness or the resale registration statement or any subsequent date. In our situation, the holders of the Notes executed the Notes on May 27, 2025, and July 31, 2025, pursuant to which the holders of the Notes became irrevocably bound to purchase the Notes on such dates, and, therefore, the holders of the Notes assumed the market risk at closing when they paid for the Notes. On such dates, as CD&I 139.11 states, there were no conditions to closing that were within the Note holders control or that the Note holders could cause not to be satisfied which would allow them to walk away from the purchase of the Notes and underlying securities.

The Notes and underlying securities were issued and sold prior to the Company’s filing of the Registration Statement in which such securities or the shares underlying such convertible securities were included for resale. In each case, a specific number of securities were issued to the Note holders in consideration for a cash payment. Because the Notes were fully funded and were actually closed before the Company filed the Registration Statement, the Note holders cannot choose to terminate their respective Notes and walk away, nor are they entitled to receive a refund of any portion of the purchase price paid by them at the respective closings. Therefore, the Note holders are exposed to economic and other risks associated with the Company and its business, including the risk of insolvency and bankruptcy, to the same extent as any other stockholder of the Company is.

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In light of the foregoing, we respectfully submit that CD&I 139.11 does not apply to the Notes.

The Staff has allowed a registrant to proceed with registration in circumstances that are more similar to the situation described in the C&DI than the circumstances presented here. On November 13, 2024, Jet.AI Inc. (“Jet”) filed a registration statement on Form S-3 (file no. 333-283207) (“Jet Registration Statement”) registering shares of its common stock that would be issuable on conversion of shares of preferred stock pursuant to conversion price tied to the market price of the underlying common stock and that were not then outstanding but which would be issuable upon the exercise of a warrant. On December 2, 2024, the Staff issued a common letter on the Jet Registration Statement in which the Staff referenced the C&DI and questioned the appropriateness of Jet registering the shares of common stock and noted that the preferred stock would convert based on a fluctuating exercise price tied to the market price of the common stock.

https://www.sec.gov/Archives/edgar/data/1861622/000000000024013265/filename1.pdf

Notwithstanding the facts presented, the Jet Registration Statement was declared effective by the Commission on December 27, 2024.

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2.	The disclosure throughout the filing relating to the amount of shares is confusing. For example, on the cover pager, you disclose that the registration statement covers two sets of shares of common stock in paragraphs (ii) and (iii) [(ii) 414,500 Shares of Common Stock and 699,680 Shares of Common Stock issuable upon exercise of Prefunded warrants (the “Prefunded Warrants”) issued upon conversion and settlement of a previously outstanding note, and (iii) 426,155 Shares of Common Stock and 1,183,191 Shares of Common Stock issuable upon exercise of Prefunded Warrants issued for the acquisition of membership interests from a third-party limited liability company]. What is the reason for separating the 414,550 and 426,115 shares of common stock rather than aggregating these as 840,665 shares?

Response: We have revised the disclosure throughout the filing to clarify the amount of shares being registered. The initial disclosure was meant to track to the individual issuances and not aggregate the shares, but based upon the Staff’s comment we have aggregated the shares to eliminate any potential confusion.

Thank you for your assistance in reviewing our amended submission.

Very truly yours,

/s/ Corey Lambrecht
Chief Operating Officer and Director

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